SEMGROUP ENERGY PARTNERS, L.P.

Two Warren Place

Tulsa, Oklahoma 74136

(918) 524-8100

July 13, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-141196) of SemGroup Energy Partners, L.P., a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Partnership hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective on Tuesday, July 17, 2007, at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with this request, the Partnership acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

SEMGROUP ENERGY PARTNERS, L.P.

By:	SEMGROUP ENERGY PARTNERS G.P., L.L.C. its general partner

By:	/s/ Alex G. Stallings
Alex G. Stallings
Chief Accounting Officer

cc:	Carmen Moncada-Terry

Securities and Exchange Commission